EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

NOTICE OF 2010 ANNUAL GENERAL & SPECIAL MEETING

TAKE NOTICE that the 2010 Annual General & Special Meeting of the Shareholders of Levon Resources Ltd. (hereinafter called the "Company") will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia V6C 1B6 on:

Monday, September 27, 2010

at the hour of 11:00 o'clock in the forenoon (local time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended March 31, 2010, and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors of the Company at eight;

5)	to elect directors of the Company for the ensuing year;

6)	to approve the Company’s Stock Option Plan, as more particularly described in the Information Circular;

7)	to consider any permitted amendment or variation of any matter identified in this Notice;

8)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are an Information Circular dated August 20, 2010 and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes.  The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 20th day of August, 2010

BY ORDER OF THE BOARD OF DIRECTORS

“Ron Tremblay”

________________________________________
Ron Tremblay
President & Chief Executive Officer